SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers' Identification (CNPJ) 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM registration # 1431 - 1
EXTRACT OF THE MINUTES OF THE
57th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1. PLACE: Rua Coronel Dulcídio, n.º 800, Curitiba – state of Paraná. 2. DATE AND TIME: April 22, 2003 – at 02.00 p.m. 3. BOARD OF THE MEETING: Ary Veloso Queiroz - Chairman; Paulo Cruz Pimentel – Executive Secretary. 4. DISCUSSED ISSUES AND DELIBERATIONS: I. Upon the presentation of all necessary clarifications, as well as, the accomplishment of several suppressions and changes of expressions used in the financial statements and other accounting statements, following the suggestion of the Members of the Board, the Chairman made available the Financial Statements referring to the fiscal year 2003, ended on December 31, including the Balance Sheet and other Accounting Statements, together with the Management Report, the Opinions of the Independent Auditors and the Audit Committee (such opinion was issued in the meeting held on 04.22.2003, in which such matter was submitted to appreciation, according to applicable law) for discussion and voting. Such reports were discussed, voted and approved by the unanimity of voters and in group, considering that they belong to one single matter to be submitted to the approval of the Company's Ordinary Shareholders' Meeting, which summons was confirmed to April 30, 2003, pursuant to call notice published, for discussing the following issues: 1. Analysis, discussion and voting of the Management report, balance sheet and other financial statements, referring to the fiscal year 2002; 2. Election of the members of the Board of Directors; 3. Election of the members of the Audit Committee; 4. Establishment of Management's compensation amount; and 5. Definition of the newspapers in which the Company will make publications required by the Federal Law # 6.404/76. 5. SIGNATURES: ARY VELOSO QUEIROZ – Chairman; PAULO CRUZ PIMENTEL; ACIR PEPES MEZZADRI; LUIS ANTONIO ROSSAFA; LINDSLEY DA SILVA RASCA RODRIGUES; ROBERTO ANTONIO VON DER OSTEN; NATALINO DAS NEVES; PAULO ROBERTO TROMPCZYNSKI – Chairman of the Audit Committee; ELZIO BATISTA MACHADO – Audit Committee Member; MARCIO ARDELIO DE SOUZA – Audit Committee Member; ERNESTO RUBENS GELBCKE – Audit Committee Member.

The full version of the Minutes of the 57 th Extraordinary Meeting of the Board of Directors o of COPEL, were drawn up on pages 088 to 091 of the proper book # 5, registered at the Companies Registrar of the state of Paraná under # 00/056085-5, as of 08.08.2000 and duly filed at that Registrar under # 20031194214, as of 05.16.2003.

PAULO CRUZ PIMENTEL
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.